Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Introductory Note

The following pro forma accounts should be read in conjunction with our consolidated financial statements for the three years ended December 31, 2006 set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on March 5, 2007, our Statutory Annual Report for the year ended December 31, 2006 included in our Report of Foreign Issuer on Form 6-K furnished to the SEC on May 9, 2007, our selected financial data for the three month period ended March 31, 2007 included in our Report of Foreign Issuer on Form 6-K furnished to the SEC on May 10, 2007, our selected financial data for the six month period ended June 30, 2007 included in our Report of Foreign Issuer on Form 6-K furnished to the SEC on August 1, 2007, and our selected financial data for the nine month period ended September 30, 2007 included in our Report of Foreign Issuer on Form 6-K furnished to the SEC on November 20, 2007, in each case incorporated herein by reference.

On December 4, 2007, we entered into the Acquisition Agreement in connection with the acquisition of Ester Neurosciences Ltd.

The purchase price for the acquisition of Ester comprises both upfront and contingent consideration in the form of both cash and stock payments.  Stock payments will be in the form of ADSs with each ADS representing one Ordinary Shares of £0.05 each in the capital of Amarin and certain success based milestone payments described below.

Pursuant to the Acquisition Agreement, we have agreed to pay to the Sellers consideration as follows:

•	$15 million on closing comprising $5 million in cash and $10 million in Amarin shares (i.e., 25 million Ordinary Shares).

•
$5 million, payable, at Amarin’s option, (i) in Amarin shares at the volume weighted average closing price for the 10-day trading period ending the day before the Acquisition Agreement is signed (“First Share Amount”), subject to the adjustment described below or (ii) in cash, upon achievement of Milestone Ia – Monarsen Phase II in MG study meeting its study objectives, with no less than 18 patients: Efficacy – having a QMG score of one or more of the three doses being superior to Mestinon as compared to the baseline by at least 10%; Safety – no major adverse drug related side effects.  If the weighted average closing price for the 10-day trading period commencing immediately after the date of announcement of the achievement of Milestone Ia (“Milestone Ia Price”) exceeds twice the Closing Price by any amount (“First Excess”), the First Share Amount will be reduced by a percentage calculated by dividing 2/3rds of the First Excess by the Milestone Ia Price provided that if the Milestone Ia Price exceeds $5 per Amarin Share, such excess shall be disregarded and the Milestone Ia Price shall be deemed to be $5 per Amarin Share.  If the Milestone Ia Price is less than the Closing Price no adjustment will be made to the First Share Amount.

•
$6 million, payable, at Amarin’s option, (i) in Amarin shares at the Closing Price (“Second Share Amount”), subject to the adjustment described below or (ii) in cash, upon achievement of Milestone Ib – successful completion of Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S.  If the volume weighted average closing price for the 10-day trading period commencing immediately after the date of announcement of the achievement of Milestone Ib (“Milestone Ib Price”) exceeds twice the Closing Price by any amount (“Second Excess”), the Second Share Amount will be reduced by a percentage calculated by dividing 2/3rds of the Second Excess by the Milestone Ib Price provided that if the Milestone Ib Price exceeds $5 per Buyer Ordinary Share, such excess shall be disregarded and the Milestone Ib Price shall be deemed to be $5 per Amarin Share.  If the Milestone Ib Price is less than the Closing Price no adjustment will be made to the Second Share Amount.

•
$6 million in cash on the achievement of Milestone II – successful completion of the U.S. Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the U.S..  If Milestone Ia is successfully achieved, a time limit date is triggered for Milestone II being the date which falls two years following the achievement of Milestone Ib (“Time Limit Date”).  If on the Time Limit Date, Milestone II has not yet been achieved (other than by reason of failure to meet primary endpoints in any Phase III Clinical Study or a delay in completing the U.S. Phase III Clinical Study caused by certain Monarsen-related factors), Amarin will pay the Sellers $3 million in cash with the remaining $3 million being payable whenever Milestone II is achieved.  In addition, if the Milestone Ib Price is greater than or equal to $1, no Time Limit Date will apply.

The following unaudited pro forma combined condensed consolidated financial information gives effect to the acquisition by Amarin of all of the outstanding shares of Ester. The unaudited pro forma condensed combined balance sheet is based on the historical balance sheets of Amarin and Ester at June 30, 2007 and has been prepared to reflect the acquisition as if the acquisition of all of the outstanding shares of Ester had been consummated on June 30, 2007.  The unaudited pro forma condensed combined statements of operations combine the results of operations of Amarin and Ester for the year ended December 31, 2006 and the six months ended June 30, 2007, as if the acquisition had occurred on January 1, 2006.

The unaudited pro forma condensed combined financial information has been prepared from, and should be read in conjunction with, the respective historical consolidated IFRS financial statements of Amarin and Ester. Amarin’s historical consolidated financial statements for the year ended and as of December 31, 2006 can be found in Amarin’s Annual Report on Form 20-F filed with the SEC on March 5, 2007 and Amarin’s historical unaudited condensed consolidated financial statements for the six months ended and as of June 30, 2007 were included in the Report of Foreign Issuer on Form 6-K furnished to the SEC on Form 6-K on September 30, 2007.  Ester’s historical financial statements for the years ended and as of December 31, 2006, December 31, 2005 and the six months ended June 30, 2007 were included in the Report of Foreign Issuer on Form 6-K furnished to the SEC on December 5, 2007.

The historical profit and loss account and balance sheet of Ester has been prepared in accordance with IFRS.  For the purpose of presenting the unaudited pro forma condensed combined financial information, the profit and loss account and balance sheet relating to Ester have been adjusted to conform with U.S. GAAP as described in the notes to the unaudited pro forma condensed combined financial information.

The historical financial statements of Ester are presented in U.S. dollars.

Balance sheet information presented for both Amarin and Ester has been updated for material post balance sheet events.  These events are separate from the acquisition and are detailed in Table 1 to the unaudited pro forma combined condensed consolidated balance sheet as at June 30, 2007.

The preliminary pro forma acquisition adjustments described in the notes are based on available information and certain assumptions made by Amarin management and may be revised as additional information becomes available.  The unaudited pro forma condensed combined financial information is not intended to represent what Amarin’s financial position is or results of operations would have been if the acquisition had occurred on those dates or to project Amarin’s financial position or results of operations for any future period.  The unaudited pro forma condensed combined financial results may not be comparable to, or indicative of, future performance.

Preliminary Purchase Price

The unaudited pro forma condensed combined consolidated financial information reflects a preliminary purchase price of an upfront payment of $5 million in cash and $10 million in Ordinary Shares and deferred Ordinary Share payment of $5 million (which is considered more probable than not) for 100% of the outstanding shares of Ester.  The estimated total purchase price for the acquisition of 100% of the outstanding shares of Ester is as follows (in thousands):

$ ’000

Fair value of Ordinary Shares to be issued	10,000
Fair value of cash payment	5,000
Fair value of Ordinary Shares to be issued under Milestone Ia	5,000
Estimated direct acquisition costs	700

Total estimated purchase price	20,700

The final purchase price is dependent on the actual number of shares of Ordinary Shares issued and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain milestones (as outlined above).

UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT-FOR THE COMBINATION AT DECEMBER 31, 2006

	Amarin IFRS	Ester IFRS	Combined IFRS	Amarin adjustments between IFRS and U.S. GAAP					Combined U.S. GAAP
	$ ’000	$ ’000	$ ’000	$ ’000					$ ’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Note 8	Note 9
Turnover	500	-	500	(389)	-	-	-	-	111
Cost of sales	-	-	-	-	-	-	-	-	-
Gross profit	500	-	500	(389)	-	-	-	-	111
Research & Development	(15,106)	(944)	(16,050)	-	7	-	34	-	(16,009)
Selling, general & administrative	(13,462)	(65)	(13,527)		97	674	70	(267)	(12,953)
Operating expenses	(28,568)	(1,009)	(29,577)	-	104	674	104	(267)	(28,962)
Operating loss	(28,068)	(1,009)	(29,077)	(389)	104	674	104	(267)	(28,851)
Finance income	3,344	10	3,354	-	-	-	-	-	3,354
Finance expense	(2,826)	-	(2,826)	-	-	-	-	-	(2,826)
Loss before tax	(27,550)	(999)	(28,549)	(389)	104	674	104	(267)	(28,323)
Tax	799	-	799	-					799
Loss for the period	(26,751)	(999)	(27,750)	(389)	104	674	104	(267)	(27,524)
Earnings per share - basic	(0.32)	(0.04)	(0.26)						(0.26)
Earnings per share – diluted	(0.32)	(0.04)	(0.26)						(0.26)
Weighted number of shares	82,337,052	24,618,414	106,955,466						106,955,466

Loss per share has been calculated as the loss for the year divided by the number of shares in issue. The number of shares on combination represents Ordinary Shares at December 31, 2006 of 82,337,052 and 24,618,414 shares to be issued to Ester’s shareholders as part of the initial consideration for the transaction.

Notes to pro forma income statement for the year ended December 31, 2006

1.           This column represents the income statement from Amarin’s IFRS financial statements for the year ended December 31, 2006.

2.           This column represents the income statement extracted from Ester’s IFRS financial statements for the year ended December 31, 2006.

3.           This column shows the result of combining the effects of notes 1 and 2 above and forms the pro forma combined income statement for the acquisition of Ester by Amarin under IFRS.  Amarin’s adjustments between IFRS and U.S. GAAP are detailed in notes 4 to 8 below:

4.           Amarin received $500,000 in each of the years 2005 and 2006 on the licensing of certain rights to its LAX-202 candidate.  Under IFRS, this license fee was recognized as income in 2005 and 2006.  Under U.S. GAAP, under SAB 104, this fee is being deferred and amortized over LAX-202’s development period, which is estimated to be 5 years from January 1, 2006, upon the receipt of cash.

5.           Under IFRS, Amarin booked a charge of $104,000 relating to national insurance on stock options which would be payable on stock option gains at the time of exercise.  Under IFRS national insurance contributions are accrued over the vesting period of the underlying option.  Under U.S. GAAP payroll taxes on stock options are accrued when the liability is incurred.

6.           Under IFRS, Amarin capitalized an intangible asset of $9,636,000 and amortized annually.  Under U.S. GAAP, in-process R&D was written off on acquisition. $674,000 represents the 2006 amortization charge.

7.           IFRS requires that the fair value of share based payments is expensed to the income statement over the period the related services are received, together with an increase in equity.  Under U.S. GAAP, the Company adopted SFAS No. 123R, “Share-Based Payment”, using the modified-prospective transition method, effective January 1, 2006 and therefore began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to December 31, 2005 over their requisite service periods.  Since the adoption of SFAS No. 123R, the Binomial Lattice model has been applied to calculate the fair value of options.  We recognize compensation expense for the fair value of those awards which have graded vesting on an accelerated recognition basis. For options granted prior to January 1, 2006, the Black Scholes model was applied to calculate the fair value of options and expensed on a straight-line basis.

8.           Under IFRS, Amarin booked restructuring and property costs in 2005, part of these costs ($267,000) were not booked until 2006 under U.S. GAAP.

9.           This column represents the unaudited pro forma combined condensed consolidated income statement for Amarin’s acquisition of Ester under U.S. GAAP and reflects those items disclosed in notes 1 to 8.  The write-off, in accordance with U.S. GAAP, of the intangible that was created by the acquisition, is shown in note 11, table 3 below.  This write-off is not recorded as an adjustment in the income statement as it is a non-recurring charge attributable to the acquisition of Ester that will be included in the income statement of Amarin within 12 months following the acquisition.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED INCOME STATEMENT – FOR THE COMBINATION FOR THE 6 MONTHS ENDED JUNE 30, 2007

	Amarin IFRS	Ester IFRS	Combined IFRS	Amarin adjustments between IFRS and U.S. GAAP				Combined U.S. GAAP
	$ ’000	$ ’000	$ ’000	$ ’000				$ ’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Note 8
Turnover	-	-	-	-	-	-	111	111
Cost of sales	-	-	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-	111	111
Research & Development	(7,373)	(393)	(7,766)	-	(8)	-	-	(7,774)
Selling, General & Administrative	(18,737)	(42)	(18,779)	8,953	(111)	(122)	-	(10,059)
Operating expenses	(26,110)	(435)	(26,545)	8,953	(119)	(122)	-	(17,833)
Operating loss	(26,110)	(435)	(26,545)	8,953	(119)	(122)	111	(17,722)
Finance income	1,200	7	1,207	-	-	-	-	1,207
Finance expense	-	-	-	-	-	-	-	-
Loss before tax	(24,910)	(428)	(25,338)	8,953	(119)	(122)	111	(16,515)
Tax	486	-	486	-	-	-	-	486
Loss for the period	(24,424)	(428)	(24,852)	8,953	(119)	(122)	111	(16,029)
Earnings per share - basic	(0.27)	(0.02)	(0.22)					(0.14)
Earnings per share - diluted	(0.27)	(0.02)	(0.22)					(0.14)
Number of shares	90,684,230	24,618,414	115,302,644					115,302,644

Loss per share has been calculated as the loss for the six month period divided by the number of shares in issue. No dilution arose due to option grant prices being below market price.  The number of shares on combination represents Amarin’s number of shares at June 30, 2007 of 90,684,230 and 24,618,414 being the number of shares issued to Ester as part of the initial consideration for the transaction

Notes to pro forma income statement for the period ended June 30, 2007

1.           This column represents the income statement as extracted from Amarin’s IFRS financial statements for the period ended June 30, 2007.

2.           This column represents the income statement extracted from Ester’s IFRS financial statements for the period ended June 30, 2007.

3.           This column shows the result of combining the effects of notes 1and 2 above and forms the pro forma combined income statement for the acquisition of Ester by Amarin under IFRS.  Amarin’s adjustments between IFRS and U.S. GAAP are detailed in notes 4 to 7 below:

4.           Under IFRS externally purchased rights associated with pharmaceutical products which are in clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit.  Under U.S. GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained regulatory milestones.  Under IFRS Amarin had capitalized $8,953,000 at December 31, 2006 relating to Miraxion.  This would have been expensed under U.S. GAAP. During the second quarter of 2007, Amarin impaired the Miraxion intangible in full.

5.           Under IFRS, Amarin recorded a provision of $nil relating to national insurance amounts due on stock options which would be payable on stock option gains at the time of exercise.  Under IFRS national insurance contributions are accrued over the vesting period of the underlying option. Under U.S. GAAP payroll taxes on stock options are accrued when the liability is incurred.

6.           IFRS requires that the fair value of share based payments is expensed to the income statement over the period the related services are received, together with an increase in equity.  Under U.S. GAAP, the Company adopted SFAS No. 123R, “Share-Based Payment”, using the modified-prospective transition method, effective January 1, 2006 and therefore began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to December 31, 2005 over their requisite service periods.  Since the adoption of SFAS No. 123R, the Binomial Lattice model has been applied to calculate the fair value of options.  We recognize compensation expense for the fair value of those awards which have graded vesting on an accelerated recognition basis.  For options granted prior to January 1, 2006, the Black Scholes model was applied to calculate the fair value of options and expensed on a straight-line basis.

7.           Amarin received $500,000 in each of the years 2005 and 2006 on the licensing of certain rights to its LAX-202 candidate.  Under IFRS, this license fee was recognized as income in 2005 and 2006.  Under U.S. GAAP, under SAB 104, this fee is being deferred and amortized over LAX-202’s development period, which is estimated to be 5 years from January 1, 2006, upon the receipt of cash.

8.           This represents the unaudited pro forma combined condensed consolidated income statement for Amarin’s acquisition of Ester under U.S. GAAP and reflects those items disclosed in notes 1 to 7.  The write-off, in accordance with U.S. GAAP, of the intangible that was created by the acquisition is shown in note 11, table 3 below.  This write-off is not recorded as an adjustment in the income statement as it is a non-recurring charge attributable to the acquisition of Ester that will be included in the income statement of Amarin within 12 months following the acquisition.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2007

Below are several tables (Tables 1-3) showing the various steps in order to arrive at the unaudited pro forma combined condensed consolidated combined balance sheet under U.S. GAAP, as shown in the final column of Table 3.

Table 1 — Amarin at June 30, 2007, as adjusted for material post balance sheet events (“pbse”)

	Amarin IFRS	Amarin IFRS	Amarin IFRS	Amarin IFRS
	$ ’000	$ ’000	$ ’000	$ ’000
	Note 1	Note 1a	Note 1b	Note 2
ASSETS
Non-current assets
Property, plant and equipment	643	-	-	643
Intangible assets	-	-	-	-
Available for sale investment	24	-	-	24
Total non-current assets	667	-	-	667
Current assets
Current tax recoverable	1,363	-	-	1,363
Other current assets	1,434	-	-	1,434
Cash and cash equivalents	27,610	5,376	2,750	35,736
Total current assets	30,407	5,376	2,750	38,533
Total assets	31,074	5,376	2,750	39,200
LIABILITIES
Non-current liabilities
Financial liability	-	-	2,279	2,279
Other liabilities	92	477	-	569
Total non-current liabilities	92	477	2,279	2,848
Current Liabilities
Trade payables	2,324	-	-	2,324
Deferred credit	-	-	-	-
Accrued expenses and other liabilities	7,919	-	-	7,919
Total current liabilities	10,243	-	-	10,243
Total liabilities	10,335	477	2,279	13,091
EQUITY
Capital and reserves attributable to equity holders
Share capital	8,691	1,686	-	10,377
Share premium	139,938	3,213	(992)	142,159
Share based payment reserve	7,419	-	-	7,419
Warrant reserve	10,614	-	992	11,606
Capital redemption reserve	27,633	-	-	27,633
Convertible debentures equity component	-	-	471	471
Treasury shares	(217)	-	-	(217)
Foreign currency translation adjustment	(1,926)	-	-	(1,926)
Retained earnings	(171,413)	-	-	(171,413)
Total capital and reserves	20,739	4,899	471	26,109
Total shareholders’ equity and liabilities	31,074	5,376	2,750	39,200

Notes to the pro forma balance sheet at June 30, 2007, as adjusted for post balance sheet events

1.           This column represents the balance sheet as extracted from Amarin’s IFRS interim financial statements as at June 30, 2007.

Amarin’s balance sheet at June 30, 2007 has been adjusted for the following material post balance events which occurred between the deemed reference date for Amarin, of June 30, 2007 and the consummation of the acquisition of Ester on December 5, 2007.

1a.           In conjunction with this transaction the Company expects to issue approximately of 16,290,900 Ordinary Shares in consideration for $5,376,000 (nominal value $1,686,000) and warrants to purchase 8,145,446 shares with an exercise price of $0.48 per share, the proceeds of which will be used to fund the combined operations of the Amarin group.

1b.           In conjunction with this transaction the Company expects to issue convertible debt of $2,750,000 with a conversion price of $0.48 and warrants to purchase 2,291,666 shares with an exercise price of $0.48 per share. Interest on the convertible debt will be charged at 8% per annum.

2.           The resulting balance sheet for Amarin under IFRS, as adjusted for material post balance sheet events from the starting for the unaudited pro forma combined condensed consolidated balance sheet, in Table 2.

Table 2 – Pro forma combined balance sheet at June 30, 2007 (IFRS)

	Amarin as adjusted IFRS	Ester as adjusted IFRS	IFRS	Combined IFRS
	$ ’000	$ ’000	$ ’000	$ ’000
	Note 3	Note 4	Note 5	Note 6
ASSETS
Non-current assets
Property, plant and equipment	643	5	-	648
Intangible assets	-	-	20,518	20,518
Available for sale investment	24	-		24
Total non-current assets	667	5	20,518	21,190

Current assets
Current tax recoverable	1,363	-	-	1,363
Other current assets	1,434	51	-	1,485
Cash and cash equivalents	35,736	172	(5,000)	30,908
Total current assets	38,533	223	(5,000)	33,756

Total assets	39,200	228	15,518	54,946

LIABILITIES
Non-current liabilities
Financial Liability	2,279	-	4,818	7,097
Other liabilities	569	5	-	574
Total non-current liabilities	2,848	5	4,818	7,671

Current Liabilities
Trade payables	2,324	55	-	2,379
Deferred Credit	-	-	-	-
Accrued expenses and other liabilities	7,919	27	700	8,646
Total liabilities	10,243	82	700	11,025
Total liabilities	13,091	87	5,518	18,696

EQUITY
Capital and reserves attributable to equity holders
Share capital	10,377	7	2,548	12,933
Share premium	142,159	9,608	7,452	159,218
Share based payment reserve	7,419	566	-	7,985
Warrant reserve	11,606	-	-	11,606
Capital redemption reserve	27,633	-	-	27,633
Convertible debentures equity component	471	-	-	471
Treasury shares	(217)	-	-	(217)
Foreign currency translation adjustment	(1,926)	-	-	(1,926)
Retained earnings	(171,413)	(10,040)	-	(181,453)
Total capital and reserves	26,109	141	10,000	36,250
	-
Total shareholders’ equity and liabilities	39,200	228	15,518	54,946

Notes to pro forma balance sheet for the period ended June 30, 2007

3.           Amarin’s June 30, 2007 IFRS balance sheet as adjusted for any material post balance sheet events.

4.           Ester’s June 30, 2007 IFRS balance sheet as adjusted for any material post balance sheet events.

5.           This adjustment reflects the purchase of the intangible assets, tangible fixed asset and working capital items as financed by the issuance of shares and cash consideration, and the accrual for the fair value of milestone 1a - $5 million.  The following analyses the fair value accounting under IFRS.

	Ester	Fair value adjustments	Acquisition accounting IFRS	Recognition of milestone Ia	Acquisition Accounting after recognition of milestone Ia IFRS
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000

Intangible fixed assets	-	20,700	20,700	(182)	20,518
Tangible fixed assets	5	-	5	-	5
Net current assets	141	-	141	-	141
Non current liabilities	(5)	-	(5)	-	(5)
Financial liability	-	-	-	(4,818)	(4,818)

Net assets acquired	141	20,700	20,841	(5,000)	15,841

Consideration
			No. of Shares ($ ’000)	$	$ ’000
Shares issued at fair value			24,618	0.4062	10,000
Cash consideration					5,000
Deferred consideration					5,000
Estimated direct acquisition costs					700
Cost of investment					20,700

Fair value adjustments have been considered for all assets/liabilities present on Ester’s balance sheet at the date of acquisition (December 4 2007). For all asset classes other than intangible fixed assets, no fair value adjustment has been proposed due to materiality and specifically, the proximity to settlement for the other current assets and liabilities. Other acquisition liabilities have been considered but none have been noted that meet the requirements in IFRS 3.

The most significant fair value adjustment is the recognition of the intangible, representing intellectual property rights.  As this transaction is an asset acquisition under IFRS 3 - Business Combinations, the fair value of the intangible is deemed to be the fair value of the consideration paid and any costs directly attributable to the acquisition.  As detailed above, the fair value of the consideration to be paid is $19,818,000 and estimated costs of $700,000 are directly attributable to the acquisition.

IFRS 3 requires the intangible to be adjusted for any contingent consideration as soon as payment becomes probable and the amount can be measured reliably. Achievement of milestone Ia is considered to be more probable than not and payment can be measured reliably, and therefore milestone Ia has been included as a cost of acquisition. A description of the contingent consideration is described in detail above (see preliminary purchase price).

6.           This represents the unaudited pro forma combined condensed balance sheet for Amarin’s acquisition of Ester under IFRS and this forms the starting point for the following table of adjustments which shows the further adjustments required to arrive at the combined U.S. GAAP balance sheet.  See Table 3, below.

Table 3 – Pro forma combined balance sheet at June 30, 2007 (U.S. GAAP)

	Combined IFRS	Amarin adjustments between IFRS and U.S. GAAP	Amarin adjustments between IFRS and U.S. GAAP	Reversal of acquisition accounting difference between IFRS and U.S. GAAP	Acquisition accounting U.S. GAAP	Combined U.S. GAAP
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
	Note 7	Note 8	Note 9	Note 10	Note 11	Note 12
ASSETS
Non-current assets
Property, plant and equipment	648	-	-	-	-	648
Intangible assets	20,518	-	-	(20,518)	-	-
Available for sale investment	24	-	-	-	-	24
Total non-current assets	21,190	-	-	(20,518)	-	672

Current assets
Current tax recoverable	1,363	-	-	-	-	1,363
Other current assets	1,485	-	-	-	-	1,485
Cash and cash equivalents	30,908	-	-	5,000	(5,000)	30,908
Total current assets	33,756	-	-	5,000	(5,000)	33,756

Total assets	54,946	-	-	(15,518)	(5,000)	34,428

LIABILITIES
Non-current liabilities
Financial liability	7,097	-	-	(4,818)	4,818	7,097
Other liabilities	97	-	41,354	-	-	41,928
Total non-current liabilities	7,671	-	41,354	(4,818)	4,818	49,025

Current Liabilities
Trade payables	2,379	-	-	-	-	2,379
Deferred credit	-	-	-	-	-	-
Accrued expenses and other liabilities	8,646	778	-	(700)	700	9,424
Total current liabilities	11,025	778	-	(700)	700	11,803
Total liabilities	18,696	778	41,354	(5,518)	5,518	60,828

EQUITY
Capital and reserves attributable to equity holders
Share capital	12,933	-	-	(2,548)	2,548	12,933
Share premium	159,218	-	-	(7,452)	7,452	159,218
Share based payment reserve	7,985	-	-	-	-	7,985
Warrant reserve	11,606	-	-	-	-	11,606
Capital redemption reserve	27,633	-	-	-	-	27,633
Treasury shares	(217)	-	-	-	-	(217)
Convertible debentures equity component	471	-	-	-	-	471
Foreign currency translation adjustment	(1,926)	-	-	-	-	(1,926)
Retained earnings	(181,453)	(778)	(41,354)	-	(20,518)	(244,103)
Total capital and reserves	36,250	(778)	(41,354)	(10,000)	(10,518)	(26,400)

Total shareholders’ equity and liabilities	54,946	(778)	-	(15,518)	(5,000)	34,428

Notes to pro forma balance sheet for the period ended June 30, 2007

7.           Combined IFRS balance sheet adjusted for all material post balance sheet events

8.           Amarin received $500,000 in each of the years 2005 and 2006 on the out-licensing of certain IP rights.  Under IFRS, this license fee was recognized as income in 2005 and 2006.  Under U.S. GAAP, under SAB 104, this fee is being deferred and amortized over the development period.

9.           Under IFRS, no provision was required for contingent consideration relating to the acquisition of Amarin Neuroscience Limited (we availed of the exemption under IFRS 1- “First-time Adoption of International Financial Reporting Standards”.  Under U.S. GAAP, a deferred credit of $41,354k was recognized as the cap of negative goodwill.

10.           Reversal of IFRS acquisition accounting adjustment detailed in note 5 above.

11.           This adjustment reflects the purchase of the intangible assets, tangible fixed asset and working capital items as financed by the issuance of shares and cash consideration.  The following analyses the fair value accounting under U.S. GAAP in accordance with FAS 141 – Business Combinations.

Fair value adjustments have been considered for all assets/liabilities present on Ester’s balance sheet at the date of acquisition (December 4, 2007).  For all asset classes other than intangible fixed assets, no fair value adjustment has been proposed due to materiality and specifically, the proximity to settlement for the other current assets and liabilities.  Other acquisition liabilities have been considered but none have been noted.

The most significant fair value adjustment is the recognition of the intangible, representing intellectual property rights.  As this transaction is an asset acquisition under FAS 141 – Business Combinations, the fair value of the intangible is deemed to be the fair value of the consideration paid and any costs directly attributable to the acquisition.  As detailed above, the fair value of the consideration to be paid is $19,818,000 and estimated costs of $700,000 are directly attributable to the acquisition.

This table shows the intangible asset that was created by the acquisition was written off as in process research and development in accordance with U.S. GAAP

	Ester	Fair value adjustments	Acquisition Accounting	Recognition of milestone Ia	Acquisition accounting after recognition of milestone Ia	Write-off of intangible asset as in-process research & development	U.S. GAAP acquisition accounting
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000

Intangible fixed assets	-	20,700	20,700	(182)	20,518	(20,518)	-
Tangible fixed assets	5	-	5	-	5	-	3
Net current assets	141	-	141	-	141	-	141
Non current liabilities	(5)	-	(5)	-	(5)	-	(5)
Financial liability	-	-	-	(4,818)	(4,818)	-	(5,000)

Net assets acquired	141	20,700	20,841	(5,000)	15,841	(20,518)	(4,861)

Consideration
			No. of Shares ($ ’000)	$	$ ’000
Shares issued at fair value			24,618	0.4062	10,000
Cash consideration					5,000
Deferred consideration					5,000
Estimated direct acquisition costs					700
Cost of investment					20,700

12.           This represents the culmination of all adjustments in arriving at the unaudited pro forma combined condensed consolidated U.S. GAAP balance sheet.